Exhibit 3

Text of Amendments to By-Laws

Article IV, Section 9(c) of the By-Laws of the Federal Agricultural Mortgage Corporation is hereby revised, in relevant parts, to read as follows:

“The Corporate Governance Committee shall include two members of the Board who were appointed by the President of the United States, one of whom shall be the chairman of the Committee, and two representatives from each of the Corporation’s two elected classes of directors. . . . A majority of the members of the Committee shall constitute a quorum sufficient for the taking of any action by the Committee, except that at least one member appointed by the President of the United States, one member who has been elected to the Board by the holders of Class A voting common stock and one member who has been elected to the Board by the holders of Class B voting common stock must be present to constitute a quorum.”